UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-15888

(Check One): ☐ Form 10-KSB   ☐ Form 20-F   ☐ Form 11-K

☒ Form 10-QSB   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2005

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____

PART I
REGISTRANT INFORMATION

Full Name of Registrant: IGENE BIOTECHNOLOGY, INC.

Former Name if Applicable: NA

Address of Principal Executive Office: 9110 RED BRANCH ROAD

City, State and Zip Code: COLUMBIA, MARYLAND 21045-2024

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time will be needed for the Registrant to complete the preparation of its Quarterly Report on Form 10-QSB (the "Form 10-QSB") for the quarter ended September 30, 2005. As previously reported in its Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "SEC") on May 16, 2005, the Registrant received a letter on May 12, 2005 from Berenson LLP ("Berenson"), its independent registered public accounting firm, notifying the Registrant that its Financial Statements (as defined below) should no longer be relied upon because of errors in those Financial Statements. Such financial statements include the Registrant's consolidated financial statements contained in the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2003 and consolidated interim financial statements contained in the Registrant's Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, 2003 and 2004, June 30, 2003 and 2004, and September 30, 2003 and 2004 (collectively, referred to herein as the "Financial Statements").

The errors in the Financial Statements referenced above relate to the accounting treatment of the Registrant's 50% participation in a joint venture with Tate & Lyle PLC ("Tate & Lyle"), which joint venture produces Aquasta™ for the aquaculture industry at Tate & Lyle's Selby, England facility (the "Joint Venture"). For a more detailed description of the accounting treatment of the Joint Venture see below under Part IV.

The Registrant has filed the restated Financial Statements for fiscal years 2003 and 2004 and is in the process of concluding discussion with its current auditor for the review of the 2005 quarterly and year end financial statements, but has not as of the date of this filing completed negotiating the cost of such engagement. Therefore, while the Registrant is engaged in completing the filings for the quarters ended March 31, 2005, June 30 2005, and September 30, 2005, and is seeking review of such reports, we are unable at this point to file such reports.

Based upon its current schedule, the Registrant anticipates that it will not be in a position to file its Form 10-QSB by the 5th calendar day following the prescribed due date of the Form 10-QSB.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Edward J. Weisberger   (410) 997-2599
(Name)   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Registrant's Quarterly Reports on Form 10-QSB, for the quarter end March 31, 2005 and June 30, 2005 which where due to be filed on or before May 15, 2005 and August 15, 2005, respectively, have not yet been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in the Registrant's Current Report on Form 8-K filed with the SEC May 16, 2005 and its Notification of Late Filing filed with the SEC on April 1, 2005, the Registrant's investment in the Joint Venture has been accounted for under the equity method of accounting as a one-line caption on its consolidated balance sheets and consolidated statements of operations contained in the Financial Statements with the excess of fair value of such investment in the Joint Venture over historical cost basis (or book value) of consideration paid for such investment reflected as an adjustment to additional paid-in capital.

As mentioned above, the Registrant is currently in the process of restating the Financial Statements. The corrections necessary to restate the Financial Statements

pertain to the manner in which the Registrant recorded its investment in the Joint Venture. While the Registrant's investment in the Joint Venture has been correctly accounted for under the equity method of accounting as a one-line caption on its consolidated balance sheets and consolidated statements of operations, the Registrant and Berenson now believe that the Registrant's investment in the Joint Venture should have been recorded at an amount equal to the book value of the Registrant's consideration contributed at the creation of the Joint Venture (not as the excess of fair value of the Registrant's investment in the Joint Venture over the historical cost basis (or book value)). As a result, the Registrant's investment in the Joint Venture should have been recorded with a book value of zero; not the twelve million dollars ($12,000,000) initially recorded in the Financial Statements.

The Registrant is currently in the process of preparing its results of operations for the quarter ended and nine month period ending September 30, 2005 based on the revised treatment of the Joint Venture. As a result, the Registrant cannot provide a reasonable estimate of the change in its results of operations between the quarter ended September 30, 2005 and the corresponding period for fiscal year 2004.


IGENE BIOTECHNOLOGY, INC.
(Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2005   By:/s/ EDWARD J. WEISBERGER____
                                            EDWARD J. WEISBERGER
                                            Chief Financial Officer